Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8), filed on December 11, 2023, pertaining to the Inducement Plan of Emergent BioSolutions Inc. of our report with respect to the consolidated financial statements and schedule of Emergent BioSolutions Inc. and subsidiaries dated March 1, 2023 (except Note 2, as to which the date is December 11, 2023) and our report with respect to the effectiveness of internal control over financial reporting of Emergent BioSolutions Inc. and subsidiaries dated March 1, 2023 (except for the effect of the material weakness described in the second and third paragraphs, as to which the date is December 11, 2023) included in its Form 10-K/A for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tysons, Virginia

December 11, 2023